Filed by NACCO Industries, Inc. pursuant to
Rule 425 promulgated under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
promulgated under the Securities Act of 1934
Subject Company: Applica Incorporated
Commission File No.: 1-10177
     The following is information posted on Hamilton Beach/Proctor-Silex’s website in connection with the proposed spin off of by NACCO Industries, Inc. of its Hamilton Beach/Proctor-Silex business to NACCO Industries, Inc.’s stockholders and subsequent merger of Applica Incorporated with and into Hamilton Beach/Proctor-Silex.

Hamilton Beach/Proctor-Silex Executive Committee Members

Dr. Michael J. Morecroft, President & CEO, has over 30 years of experience in the appliance industry in the U.S. and Europe. His experience includes manufacturing, quality, marketing, and product design. Mike joined Hamilton Beach/Proctor-Silex in 1990 and was with Hamilton Beach for three years prior to the merger. Mike led Hamilton Beach/Proctor-Silex’s product development and engineering activities until 2001 when he became President & CEO.

Mike received his B.S. and Ph.D. degrees in Physical Chemistry from the University of Wales. He enjoys outdoor activities including boating and scuba diving, and until recently, competed in running and triathlon events.

Keith Burns, Vice President of Engineering & New Product Development, came to Hamilton Beach/Proctor-Silex as an electrical engineer in January, 1981. Since that time he has held a series of increasingly responsible positions in Hamilton Beach/Proctor-Silex.

Keith holds a Bachelor’s degree in Electrical Engineering from Lawrence Institute of Technology and a Masters of Business Administration from Virginia Commonwealth University.

Kathy Diller, Vice President, General Counsel and Human Resources, joined Hamilton Beach/Proctor-Silex on August 31, 2001. Previously, she served as Assistant General Counsel and Assistant Secretary with Cooper Tire & Rubber Company. Upon joining HBPS, Kathy brought over 20 years of broad experience in general corporate and commercial transactions. Kathy is a graduate of Defiance College in Ohio where she enjoyed the college speech team. She then graduated magna cum laude from the University of Toledo Law School.

In her free time, Kathy enjoys tennis, occasional golf, and adventure travel as well as cultural events such as the theater, music and museum exhibits.

Greg Salyers, Vice President, Operations, joined Hamilton Beach/Proctor-Silex in October 1984 as an electrical engineer. Since that time, he has held positions of increasing responsibility in the manufacturing and engineering functions. Currently he leads the customer operations, corporate planning and logistics departments.

Greg holds a Bachelor’s degree in electrical engineering from West Virginia Institute of Technology and a Master of Business Administration degree from Virginia Commonwealth University.

Paul Smith joined Hamilton Beach/Proctor-Silex in 1994 as Senior Vice President, Sales. Previously, he was Vice President and General Manager for Fuji Film, and prior to that was National Sales Manager for Polaroid Corporation. He began his career as a math teacher, coach, and assistant principal.

Paul is a native of Green Bay, Wisconsin. He received his B.A. from Western Illinois University and did his MBA studies at Illinois State University. He has served on the YMCA board and on the International Mass Retail Association board representing over 600 vendor manufacturers and 150 retailers. In his spare time, he enjoys all sports, especially golf, and also enjoys travelling throughout the world.

James H. Taylor, Vice President, Finance and Corporate Treasurer, joined Hamilton Beach/Proctor-Silex in October of 1983 as Manager of Corporate Taxation. Previously, he worked at Price Waterhouse in the audit and tax departments.

Jim, a CPA and member of the Commonwealth Cash Management Association, received his bachelor’s degree from Miami University in Oxford, Ohio. Jim enjoys golf, tennis, travel, and the theater.

Greg Trepp, Vice President, Marketing, joined Hamilton Beach/Proctor-Silex in January 1996 as the Director of Marketing. He was promoted to Vice President, Product Management in August 1999 and was promoted again in July, 2002 to Vice President, Marketing. As VP of Marketing, he assumed responsibility for the Company’s marketing, creative services, and communications departments.

Prior to joining the Company, Greg worked with Pepperidge Farms Inc. in Greenwich, Ct. He holds a Bachelor of Science degree from the University of Richmond and an MBA from the University of Connecticut.

Applica Executives
Harry D. Schulman has served as President of Applica Incorporated and Applica Consumer Products, Inc. since January 2001 and Chief Executive Officer since February 2003. Since August 2004, Mr. Schulman has also served as the interim Chairman of the Board. Mr. Schulman also served as Secretary from January 1999 to September 2003. Mr. Schulman previously served as Chief Operating Officer from November 1998 to February 2002. From March 1990 to January 2001, Mr. Schulman served as Chief Financial Officer of Applica. From February 1998 until June 1998, he served as a Senior Vice President and from February 1993 until June 1998, Mr. Schulman served as Executive Vice President — Finance and Administration. Prior thereto, he held other senior finance positions with Applica.
Terry L. Polistina has served as Chief Operating Officer of Applica Incorporated and Applica Consumer Products since May 2006 and Chief Financial Officer since January 2001 and has served as a Senior Vice President since June 1998. Mr. Polistina served as Controller of Applica from December 1995 to June 1998 and prior thereto, he held other senior finance positions with Applica.
Brian Guptill has served as Senior Vice President — Engineering of Applica Consumer Products, Inc. since August 2001. Prior to that time, he was the Vice President of Engineering at Amana Appliances. He also held positions as Vice President of Operations and Quality at Amana. From 1973 through 1993, Mr. Guptill held several engineering and management positions at Raytheon’s Missile Systems Division.

NACCO Executives
Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
Mr. Rankin has been Chairman, President, and Chief Executive Officer of NACCO since May 1994. He joined NACCO as President and Chief Operating Officer in April 1989 and became President and Chief Executive Officer in May 1991. Prior to joining NACCO, he was Vice Chairman, Chief Operating Officer, and a Director of Eaton Corporation, a position he had held since April 1986. Previous to that, he had served successively as President of Eaton’s Materials Handling and Industrial Groups, and as Executive Vice President — Operations. Prior to his fifteen years at Eaton, he worked for McKinsey and Company, a management consulting firm.
Mr. Rankin received a Bachelor of Arts degree, magna cum laude, in economics and a Juris Doctor degree from Yale University. Mr. Rankin is a director of NACCO, Goodrich Corporation, The Vanguard Group and the National Association of Manufacturers. He is a trustee of University Hospitals of Cleveland, The Cleveland Museum of Art, University Circle Incorporated, The Musical Arts Association, and Case Western Reserve University. He is chairperson of the John Huntington Art Trust. He is also a trustee of the Greater Cleveland Partnership. He is a member of the Ohio Bar Association.
Charles A. Bittenbender
Vice President, General Counsel and Secretary
Mr. Bittenbender is the chief legal and administrative officer of NACCO, with oversight responsibility for all legal, corporate secretarial, human resources, compensation and administrative activities of the Company and its subsidiaries. Mr. Bittenbender joined NACCO as Vice President, General Counsel and Secretary in July 1990. Prior to joining NACCO, he was Deputy General Counsel of G.D. Searle & Co., a research based manufacturer and marketer of pharmaceutical products located in Chicago, Illinois, a position he had held since September 1988. From January 1980 until September 1988, he practiced law with the law firm of Jones Day in Cleveland, Ohio. He held several management positions between 1971 and 1979 with The Ohio Bell Telephone Company in Cleveland, Ohio.
Mr. Bittenbender received a Bachelor of Arts degree in Psychology from Claremont McKenna College and a Juris Doctor degree from Cleveland State University. He is admitted to the practice of law in Ohio, Illinois and before federal courts. He is a member of the American, Ohio, Illinois and Cleveland Bar Associations.
J.C. Butler, Jr.
Vice President — Corporate Development and Treasurer
Mr. Butler is responsible for financial strategies, acquisition and divestiture activities and treasury activities for NACCO and its subsidiary companies. Mr. Butler has held his current position, reporting directly to the CEO, since January 1997. Previously, Mr. Butler was Manager of Corporate Development and Treasurer of NACCO from May 1996 to January 1997. Mr. Butler joined NACCO as Manager of Corporate Development in May 1995. Prior to joining NACCO, Mr. Butler was an investment banker with McFarland Dewey & Co., a boutique investment banking firm specializing in mergers and acquisitions from 1990 to 1995. From 1988 to 1990, he was an Associate in Mergers & Acquisitions at Drexel Burnham Lambert in New York City. Prior to his career in investment banking, Mr. Butler was an investment analyst in the Prudential Agricultural Realty Group, with shared responsibility for oversight of Prudential Insurance Company’s $3 billion investment in U.S. agricultural properties.
Mr. Butler received both a Bachelor of Science degree, with highest distinction, and a Master of Science degree in Agricultural Economics from Purdue University, and earned an MBA (Master’s of Business Administration) degree from Harvard Business School. Mr. Butler is a member of the Board of Trustees of the Cleveland Botanical Garden.
Lauren E. Miller
Vice President — Consulting Services
Ms. Miller leads an internal consulting group that works jointly with NACCO’s subsidiaries to reinforce the process of constructive change designed to enhance each subsidiary company’s long-term competitive position, assists the Corporate Development area in acquisition and divestiture activities and supports NACCO’s strategic planning process. Ms. Miller has held her current position since May 1997. Previously, Ms. Miller was Manager of Consulting Services. She joined NACCO in 1990. Prior to joining NACCO, Ms. Miller was Sales and Marketing Manager for Eaton’s Automotive Controls Division from 1987 to 1990. Prior to 1987, Ms. Miller held other positions in Eaton Corporation, including Corporate Strategy Development Manager, Strategic Planning Manager for Eaton’s Industrial Truck Division and Corporate Marketing Development Consultant. Prior to joining Eaton, Ms. Miller worked as a Research Analyst for Central National Bank.
Ms. Miller received a Bachelor of Arts degree in Economics from Denison University and earned a MSM (Master’s of Science in Management) degree from the Weatherhead School of Management at Case Western Reserve University. Ms. Miller is Vice-Chair of the Board of Trustees of Vocational Guidance Services.
Kenneth C. Schilling
Vice President and Controller
Mr. Schilling oversees financial reporting, accounting, tax compliance, tax strategies, financial analysis and financial planning at NACCO and its subsidiary companies. He has held his current position as Vice President and Controller at NACCO since May 1997 and was previously Controller beginning in May 1996. In July 1995, Mr. Schilling became Manager of Tax and Budgeting. He joined NACCO in 1991 as

Tax Manager. Prior to joining NACCO, Mr. Schilling worked at Arthur Andersen LLP as Tax Manager from 1985 to 1991.
Mr. Schilling received his Bachelor of Science degree in Accounting from Miami University in 1982 and obtained his Juris Doctor degree from The Ohio State University School of Law in 1985. Mr. Schilling was admitted to the practice of law in the State of Ohio in 1985 and received his certification as a Certified Public Accountant, also in the State of Ohio, in 1989. He is a member of the Cleveland Bar Association, Financial Executives International and The Manufacturers Alliance for Productivity and Innovation — Finance Council.
Dean E. Tsipis
Assistant General Counsel and Assistant Secretary
Mr. Tsipis is the assistant legal and administrative officer of NACCO, assisting in oversight for all legal, corporate secretarial, human resources, compensation and administrative activities of the Company and its subsidiaries. Mr. Tsipis joined NACCO as Assistant General Counsel in October 1997. Prior to joining NACCO, he was Associate General Counsel of STERIS Corporation, a provider of infection prevention, decontamination and health science technologies, products and services located in Mentor, Ohio, a position he had held since December 1996. From August 1993 until December 1996 he was Corporate Counsel for The Scott Fetzer Company in Westlake, Ohio. From June 1991 until August 1993 he practiced law with the law firm of Jones Day in Cleveland, Ohio.
Mr. Tsipis received a Bachelor of Arts degree from Case Western Reserve University in Natural Sciences and Psychology and a Juris Doctor degree from Cleveland State University. He is admitted to the practice of law in Ohio and is a member of the American, Ohio and Cleveland Bar Associations.
Important Information:
Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus/information statement included within the registration statement on Form S-4 when it becomes available and any other relevant documents to be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction because they will contain important information about HB-PS Holding Company, Inc. (“Hamilton Beach/Proctor-Silex”), Applica Incorporated and NACCO Industries, Inc. and the proposed transaction.
Investors and security holders may obtain free copies of these documents when they become available through the website maintained by the SEC at www.sec.gov. In addition, the documents filed with the SEC by Applica Incorporated may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations ((954) 833-1000), or from Applica Incorporated’s website at www.applicainc.com. The documents filed with the SEC by Hamilton Beach/Proctor-Silex, may be obtained free of charge by directing such requests to HB-PS Holding Company, Inc., 4421 Waterfront Drive, Glen Allen, Virginia 23060, Attention: Investor Relations ((804) 527-7166), or from Hamilton Beach/Proctor-Silex’s website at www.hamiltonbeach.com. The documents filed with the SEC by NACCO Industries, Inc. may be obtained free of charge by directing such requests to NACCO Industries, Inc., 5875 Landerbrook Drive, Cleveland, Ohio 44124, Attention: Investor Relations ((440) 449-9669), or from NACCO Industries, Inc.’s website at www.nacco.com.
Applica Incorporated, Hamilton Beach/Proctor-Silex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Applica Incorporated stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the registration statement on Form S-4 and proxy statement/prospectus/information statement included within the registration statement on Form S-4. In addition, information about Applica Incorporated’s directors, executive officers and members of management is contained in Applica Incorporated’s most recent proxy statement, which is available on Applica Incorporated’s website and at www.sec.gov. Additional information regarding the interests of such potential participants will be included in the registration statement on Form S-4, the proxy statement/prospectus/information statement contained therein and other relevant documents filed with the SEC.